UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For December 31, 2024

Commission File Number: 001-42281

Premium Catering (Holdings) Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

6 Woodlands Walk

Singapore 738398

(Address of principal executive offices)

Mr. Gao Lianquan, Chief Executive Officer and Executive Director

Tel: + 65 6355 9488

Email: ceo@premium-catering.com.sg

6 Woodlands Walk

Singapore 738398

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Premium Catering (Holdings) Limited

AND SUBSIDIARIES

Announces Unaudited Financial Results For the Six-Month Period Ended December 31, 2024

Cautionary Note Regarding Forward-Looking Statements and Preliminary Notes

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes for the year ended June 30, 2024, which are included in the Annual Report on Form 20-F filed with the SEC on November 12, 2024 (the “Annual Report”) and Amendment No. 1 to Form F-1 filed with the SEC on January 31, 2025 (“January 2025 Form F-1”). In addition to historical financial information, the following discussion contains forward-looking statements that reflect our current plans, expectations, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this interim report.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” in the January 2025 Form F-1 and the following:

●	changes in the laws, regulations, policies and guidelines in Singapore;
●	the regulatory environment in Singapore;
●	competition in the food catering industry in Singapore;
●	the overall economic environment and general market and economic conditions in Singapore;
●	our ability to execute our strategies;
●	our ability to continue as a going concern;
●	changes in the need for capital and the availability of financing and capital to fund these needs;
●	our ability to anticipate and respond to changes in the market in which we operate, and in client demands, trends and preferences;
●	man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, typhoons and other adverse weather and natural conditions that affect our business or assets;
●	the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us;
●	our anticipated investments in new products, services, collaboration arrangements and strategic acquisitions, and the effect of these investments on our results of operations;
●	we intend to engaged in acquisitions, investments or strategic alliances in the future, which could require significant management attention and resources, may not achieve their intended results and could adversely affect our business, financial condition and results of operations;
●	any acquisition may not be accretive, and may be dilutive to our earnings per share, which may negatively affect the market price of our ordinary shares;
●	exposure to risks associated with food safety; and
●	legal, regulatory and other proceedings arising out of our operations.

The forward-looking statements made in this Form 6-K relate only to events or information as of the date on which the statements are made. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Form 6-K completely and with the understanding that our actual future results or performance may be materially different from what we expect.

As used this interim report, the terms “the Company”, “we”, “our” or “us” refer solely to Premium Catering (Holdings) Limited, a company with limited liability organized under the laws of Cayman Islands. Our functional currency and reporting currency is Singapore Dollar (which we refer to as “S$”). The terms “dollar,” “USD,” “US$” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this interim report of Singapore dollars into U.S. dollars have been made at the exchange rate of S$1.3662 =US$1.00 as of December 31, 2024.

All amounts included herein with respect to the six-month period Ended December 31, 2024 and 2023 (“Interim Financial Statements”) are derived from our unaudited condensed consolidated financial statements for the six-month period ended December 31, 2024 and 2023 included elsewhere in this interim report. These Interim Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a certified Halal food caterer specializing in Indian, Bangladesh and Chinese cuisine and we have over 11 years of experience in the catering services industry in Singapore. Mr. Gao, our founder, Executive Director and Chief Executive Officer, is a veteran in the catering industry. Adopting the motto, “Your Welfare Is Our Top Priority”, Mr. Gao set up the Central Kitchen in 2012 under the brand “Premium Catering” to supply budget prepared meals to foreign construction workers (whether individually or through the construction companies that employ them) in Singapore. Over our 11 years of operations, we have expanded and diversified our business to (i) supply budget prepared meals to a wider spectrum of customers, including, among others, foreign workers, students and other individuals residing in dormitories as well as foreign workers working in the construction, marine and manufacturing industries; (ii) operate the Food Stall in the canteen of a dormitory; and (iii) provide buffet catering services for private functions as well as corporate and community events in Singapore. We also provide ancillary delivery services. As of December 31, 2024, we have a Central Kitchen, employing a total of 40 employees respectively with a fleet of four delivery vans.

We endeavor to leverage our successful track record, our brand image and the experience of our management team to embark on an expansion plan to increase our market share in the catering services industry in Singapore through automation, increasing the number of our food stalls as well as active promotion of our services.

Our primary source of revenue is food catering. For the Six-Month Period Ended December 31, 2024 and 2023, we recorded revenue of approximately S$2.2 million and S$2.8 million, respectively, primarily contributed by the revenue from the supply of budget prepared meals to a wider spectrum of customers, including, among others, foreign workers, students and other individuals residing in dormitories as well as foreign workers working in the marine and manufacturing industries.

Recent Events

Initial Public Offering

On September 26, 2024, the Company completed its initial public offering. In the initial public offering, the Company issued 1,650,000 Ordinary Shares at a price of US$4.75 per share. The Company received gross proceeds in the amount of $6,994,288 prior to deducting underwriting discounts, commissions and other related expenses. The ordinary shares began trading on September 25, 2024 on the Nasdaq Capital Market under the ticker symbol “PC.”

As of the date of this Report, our Group is comprised of: (i) Premium Catering Private Limited, a company incorporated in Singapore with limited liability on March 30, 2012 and an indirect wholly-owned subsidiary of our Company (“Premium Catering”) and (ii) Starry Grade Limited, a company incorporated in the BVI with limited liability on September 4, 2023, and a direct wholly-owned subsidiary of our Company.

Best Efforts Offering

On January 31, 2025, the Company filed a registration statement on Form F-1 and accompanying prospectus (the “Prospectus”) to register up to 10,000,000 of the Company’s Ordinary Shares at a price of US$0.50 per share for aggregate proceeds of $5,000,000. The registration statement was declared effective by the SEC on February 7, 2025. The Prospectus relates to a best efforts offering by the Company of up to 10,000,000 of its Ordinary Shares at a price of US$0.50 per share for aggregate proceeds of $5,000,000.

Failure to meet listing standards

On December 16, 2024, the Company disclosed that it had received a notice (the “MLVS Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) that the Company is currently not in compliance with the minimum market value of listing securities (the “MVLS”) of $35,000,000 for continued listing of the Company’s ordinary shares (the “Ordinary Shares”) on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(b)(2) (the “MLVS Requirement”). Nasdaq calculates the MVLS based upon the most recent total shares outstanding multiplied by the closing bid price. The MVLS Notice indicated that the Company has 180 days, or until June 9, 2025 (the “Compliance Deadline”), to regain compliance with the MLVS Requirement by having its MVLS close at $35,000,000 or more for a minimum of ten consecutive business days. If at any time prior to June 9, 2025, the Company’s MVLS closes at $35,000,000 or more for a minimum of ten consecutive business days, Nasdaq will provide a written confirmation of compliance and the matter regarding the Company’s MLVS will be closed.

On December 11, 2024, the Company received a further notice from Nasdaq (the “Minimum Bid Price Notice”) indicating that the Company’s ordinary shares failed to maintain a minimum bid price of $1.00 over the last 30 consecutive business days as required by Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days from the date of the Minimum Bid Price Notice, or until June 9, 2025, to regain compliance with the Minimum Bid Requirement. If at any time before June 9, 2025, the closing bid of the Company’s ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, the Company will be deemed to have regained compliance with the Minimum Bid Requirement following which Nasdaq will provide a written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance with the Minimum Bid Price Requirement, the Company may be eligible for additional time. To qualify for the additional time, the Company will be required to meet the continued listing requirements for market value of publicly held shares and all other listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split if necessary.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Six-month period Ended December 31, 2024 compared to six-month period ended December 31, 2023

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

Revenue

Our primary source of revenue is food catering. For the six-month period ended December 31, 2024 and 2023, we recorded revenue of approximately S$2.2 million and S$2.8 million, respectively, primarily contributed by the revenue from the supply of budget prepared meals to a wider spectrum of customers, including, among others, foreign workers, students and other individuals residing in dormitories as well as foreign workers working in the marine and manufacturing industries.

The following table sets out the revenue generated from these business activities during the six-month periods ended December 31, 2023 and 2024:

	Six-Month Period Ended December 31,
	2023		2024
	S$	%	S$	%

Supply of budget prepared meals	2,436,297	86.2	2,140,640	95.9
Operation of Food Stall (1)	349,083	12.3	-	-
Buffet catering services	40,515	1.4	78,921	3.5
Ancillary delivery services	3,612	0.1	12,442	0.6
Total sales of food catering	2,829,507	100.0	2,232,003	100.0

(1) In September 2022, our Company set up a Food Stall to operate as a retail food establishment in one of the canteen of a dormitory. In December 2023, we closed our Food Stall at Stall 1 (#01-K4), JTK Food and Beer House, located at 11A Jalan Tukang Road, #01-K3, Singapore 619267.

Overall, our total revenue decreased by approximately S$0.6 million or 21.1% to approximately S$2.2 million for the six-month period ended December 31, 2024, from approximately S$2.8 million in December 31, 2023. The decrease was mainly due to the decrease in revenue generated from supply of budget prepared meals of approximately S$0.3 million and decrease in revenue negation from operation of food stall of approximately S$0.3 million while partially offset by the increase in revenue generated from buffet catering services totaling approximately S$0.04 million.

The decrease in revenue generated from the supply of budget prepared meals of approximately S$0.3 million or 12.1% to approximately S$2.1 million for the six-month period ended December 31, 2024 from approximately S$2.4 million in December 31, 2023 was mainly due to the cessation of supplying budget prepared meals to customers with lower margins. In conjunction with this, we started offering buffet catering services for private functions as well as corporate and community events when the Singapore government lifted most of the social gathering restrictions imposed as a result of the COVID-19 pandemic.

Cost of revenues

During the six-month period ended December 31, 2024 and 2023, our cost of revenue was mainly comprised of raw materials costs, direct wages costs and packing material cost. For the six-month period ended December 31, 2024 and 2023, our cost of revenue amounted to approximately S$1.6 million and S$2.2 million, respectively.

Gross profit and gross profit margin

Our total gross profit amounted to S$0.63 million and S$0.63 million for the six-month period ended December 31, 2024 and 2023, respectively. Our overall gross profit margins were approximately 28.3% and 22.4% for the six-month period ended December 31, 2024 and 2023, respectively. Our total gross profit decreased during the six-month period ended December 31, 2024 compared to 2023 mainly due to increase in the prices of raw material.

General and administrative expenses

Our general and administrative expenses primarily consist of (i) staff cost; (ii) operating lease expense; (iii) depreciation expenses; (iv) vehicle maintenance expense; (v) administrative expense; (vi) legal and professional fee (vii) other miscellaneous expenses.

The following table sets forth the breakdown of our general and administrative expenses for the six-month period Ended December 31, 2023 and 2024:

	Six-Month Period Ended December 31,
	2023	2024	Change
	S$	S$	S$	%
Staff costs	251,958	312,061	60,103	23.9%
Operating lease expense	555,071	541,356	(13,715)	(2.5)%
Depreciation	52,001	44,526	(7,475)	(14.4)%
Vehicle maintenance expense	70,861	59,886	(10,975)	(15.5)%
Repair and maintenance	8,483	5,085	(3,398)	(40.1)%
Handling charges	3,581	2,853	(728)	(20.3)%
Directors’ and Officers’ Insurance	-	94,372	94,372	100%
Legal and professional fees	3,478	932,303	928,825	26705.7%
Rental of workers’ dormitory	700	-	(700)	(100)%
Directors’ fee	-	27,458	27,458	100%
Others	55,626	50,630	(4,996)	(9.0)%

Total	1,001,759	2,070,530	1,068,771	106.7%

Our general administrative expenses amounted to approximately S$2.1 million and S$1.0 million for the six-month period ended December 31, 2024 and 2023, respectively. General administration expense forms part of the fixed running cost of our Company.

General administrative expenses comprised of staff cost, operating lease expense, directors’ and officers’ insurance and legal and professional fee. In September 2024, the company successfully listed on Nasdaq. As of December 2024, the company has entered into some consulting advisory to facilitate the digital and development ESG management system of about S$0.76 million, post IPO annual audit fee of approximately S$0.12 million and purchased of post listing liabilities insurance for Directors and Officers of approximately S$0.09 million has resulted in the increase in general administrative expenses by S$1.07 million for the six-month period ended December 31, 2024.

Staff costs were mainly salaries, Central Provident Fund contributions and bonuses to our employees, primarily our corporate, executive, finance and other administrative and procurement/logistic employees. There was an increase in staff cost from the six-month period ended December 31, 2023 to the six-month period ended December 31, 2024, mainly due to turnover of operation and administrative headcount with hiring of more experience headcount.

Operating lease expenses were mainly consists of operating lease expenses of our Central Kitchen, office in Chin Bee Avenue, rental of equipments and vans. Since December 2023, the lease period for Tukang food stall has ended This has resulted in a decrease in operating lease expenses for the six-month period ended December 31, 2024 by approximately S$0.01 million or 2.5% from S$0.6 million for the six-month period ended December 31, 2023 compared to S$0.5 million for the same period in 2024.

Directors’ and Officers’ Insurance mainly due to the expense incurred on the purchase of Directors and Officers (D&O) public company liability insurance. Subsequent to post listing, the company incurred approximately S$0.09 million on insurance premium coverage on D&O as part of the corporate risk management.

Legal and professional fees are mainly represented by legal, consultancy and business advisory fees incurred for the six-month period ended December 31, 2024. As part of the business plan post IPO, the company entered into some marketing & development and provision of ESG advisory services to strengthen the business development strategy and hence resulted in an increase in such expenses of approximately S$0.8 million for the six-month period ended December 31, 2024.

Directors’ fee mainly consists of fee payable to the Executive Director and Independent Director post IPO. As of December 31, 2024, a total Director Fee of S$0.03 million was paid to the Executive Director and Independent Director as per the Director’s agreement.

Others expenses were mainly comprised of upkeep of kitchen, upkeep of motor vehicle and cleaning fee.

Interest expense

Our interest expenses mainly arose from operating lease interest and secured bank borrowings. Our overall interest expense decreased by approximately S$0.03 million from the six-month period ended December 31, 2023 of S$0.09 million to S$0.06 million for the six-month period ended December 31, 2024 mainly due to settlement of trust receipts facilities as of December 31, 2024.

Government grants

Our government grants consist of Singapore Government subsidies like Job Growth Scheme, SME Entity Grant and Senior Employment Credit Scheme.

	Six-Month Period Ended December 31,
	2023	2024	Change
	S$	S$	S$	%
Job Growth Incentive	367	-	(367)	(100)%
SME Entity Grant	-	2,000	2,000	100%
Senior Employment Credit	3,398	1,876	(1,522)	(44.8)%
Others	1,098	1,408	310	28.2%

Total	4,863	5,284	421	8.7%

For the six-month period ended December 31, 2023, the Jobs Growth Incentive is a one off initiative introduced by the Singapore Government in August 2020 to support local hiring from September 2020 to March 2023, to provide wage support to employers to help them in hiring local employees by co-funding monthly salaries paid to each local employee.

For the six-month period ended December 31, 2024, the SME Entity Grant includes funding for corporate learning and developing skillsets to provide productivity and improvement to the industry that translate to greater competitiveness for the organization which is one-off in nature.

For the six-month period ended December 31, 2024 and 2023, the Senior Employment credit scheme helps Singapore employers transition to employees with a higher retirement age and re-employment age through wage offsets. This scheme aims to increase the employability of and encourage the retention of senior Singaporean workers.

Other income

Other income consists primarily of rental income, unrealized foreign exchange loss and others. During the six-month period ended December 31, 2024, rental income increases by S$0.1 million mainly due to rental of space to related party. Others mainly consists of unrealized foreign exchange loss arising from USD bank account.

	Six-Month Period Ended December 31,
	2023	2024	Change
	S$	S$	S$	%
Rental income	17,250	147,000	129,750	752.2%

Others	2,614	(57,047)	(59,661)	(2282.4)%

Other income -net	19,864	89,953	70,089	352.8%

Income tax expenses

Our Company’s operations are based in Singapore. During the six-month period ended December 31, 2024 and 2023, our Company was in a net loss position, and hence, there is no foreseeable tax provision.

During the six-month period ended December 31, 2024 and 2023, our Company had no tax obligation arising from other jurisdictions.

During the six-month period ended December 31, 2024 and 2023, our Company had no material dispute or unresolved tax issues with the relevant tax authorities.

Net loss for the six-month period

As a result of the foregoing, our net loss amounted to approximately S$1.4 million and S$0.5 million for the six-month period ended December 31, 2024 and 2023, respectively.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors.

Liquidity and Capital Resources

Our liquidity and working capital requirements are primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through cash generated from operating activities and other available sources of financing from Singapore banks and other financial institutions to our Company. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including cash generated from operations, loans from banking facilities, the net proceeds from this offering and other equity and debt financings as and when appropriate.

Going Concern

Our Company’s ability to continue as a going concern depends upon its ability to market and sell its products to generate positive operating cash flows. For the six-month period ended December 31, 2024 and financial year ended June 30, 2024, our Company reported net loss of S$1.4 million and S$1.5 million, respectively. As of December 31, 2024 and June 30, 2024, our Company’s working capital surplus/ (deficit) was S$4.5 million and S$(3.7) million. These conditions give rise to substantial doubt as to whether our Company will be able to continue as a going concern.

To sustain its ability to support our Company’s operating activities, our Company may have to consider supplementing its available sources of funds through the following sources:

●	cash generated from operations;
●	proceed from initial public offering;
●	other available sources of financing from Singapore banks and other financial institutions;
●	financial comfort from our Company’s related party; and
●	financial support from our Company’s shareholder.

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on our Company’s business. All of these factors raise substantial doubt about the ability of our Company to continue as a going concern. The accompanying unaudited financial statements for the six-month period ended December 31, 2024 and 2023 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of our Company to continue as a going concern.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations with respect to facility leases and other operating leases. We lease a three-story building with gross floor area of approximately 26,905 square feet, which we use for our office operations and Central Kitchen facilities. We expect to make future payments on existing leases from cash generated from operations. We have limited credit available from our major vendors and are required to prepay the majority of our inventory purchases, which further constraints our cash liquidity.

We have the following contractual obligations and lease commitments as of December 31, 2024.

Contractual Obligations	Total	Within 1 year	2-5 years	More than 5 years
	S$	S$	S$	S$

Operating lease commitment	3,216,452	1,103,206	2,113,246	-
Finance lease commitment	38,664	31,692	6,972	-
Loans payable – financial institution	634,773	573,161	61,612	-

Total obligations	3,889,889	1,708,059	2,181,830	-

We have the following contractual obligations and lease commitments as of June 30, 2024.

Contractual Obligations	Total	Within 1 year	2-5 years	More than 5 years
	S$	S$	S$	S$

Operating lease commitment	3,757,808	1,089,515	2,668,293	-
Finance lease commitment	61,551	40,835	20,716	-
Loans payable – financial institution	1,079,599	756,182	323,417	-

Total obligations	4,898,958	1,886,532	3,012,426	-

Working Capital

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this Report, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash generated from operations and other available sources of financing from Singapore banks and other financial institutions.

The following table sets forth our assets, liabilities and shareholders’ equity as of June 30, 2024 and December 31, 2024:

	As of June 30,	As of December 31,	As of December 31,
	2024	2024	2024
	S$	S$	US$(1)

Cash and cash equivalents	34,237	2,644,041	1,935,325
Working capital	(3,686,485)	4,525,551	3,312,510
Total assets	6,643,144	11,512,535	8,426,683
Total liabilities	8,097,250	5,881,391	4,304,926
Total shareholders’ equity	(1,454,106)	5,631,144	4,121,757

(1)	Calculated at the rate of S$1.3662 = US$1, as set forth in the statistical release of the Federal Reserve System on December 31, 2024.

As of December 31, 2024, we had positive working capital of approximately S$4.5 million, total assets of approximately S$11.5 million, total liabilities of approximately S$5.9 million and shareholders’ equity of approximately S$5.6 million.

As of June 30, 2024, we had negative working capital of approximately S$(3.7) million, total assets of approximately S$6.6 million, total liabilities of approximately S$8.1 million and negative shareholders’ equity of approximately S$(1.5) million.

Cash flows

The following table summarizes our cash flows for the six-month period ended December 31, 2023 and 2024:

	Six-Month Period Ended December 31,
	2023	2024
	S$	S$
Cash and cash equivalents as at beginning of the period	117,527	34,237
Operating activities
Net loss	(455,890)	(1,404,862)
Non-cash adjustments	607,072	585,882
Changes in operating assets and liabilities	(7,959)	(4,588,464)
Net cash provided by/(used in) operating activities	143,223	(5,407,444)
Net cash used in investing activities	(1,450)	(5,151)
Net cash (used in)/provided by financing activities	(142,513)	8,022,399
Net change in cash and cash equivalents	(740)	2,609,804
Cash and cash equivalents as at end of the period	116,787	2,644,041

Cash Flow from Operating Activities

During the six-month period ended December 31, 2024 and 2023, the cash inflows from our operating activities were primarily derived from the revenue generated from our sales of food catering, whereas the cash outflows for our operating activities mainly comprised the purchase of raw materials, staff costs and administrative expenses. Our net cash provided by /(used in) operating activities primarily reflected our net loss, as adjusted for non-operating items, such as non-cash depreciation, amortization of right-of-use assets and effects of changes in working capital such as (increase)/decrease in account receivable, decrease in related parties, (increase)/decrease in inventories, increase in deposit, prepayments and other receivables, decrease in accounts payables, accruals and other current liabilities and decrease in operating lease liabilities.

For the six-month period ended December 31, 2023, our net cash provided by operating activities was approximately S$0.14 million, which primarily reflected our net loss of approximately S$0.5 million, positively adjusted by the non-cash adjustments of approximately S$0.6 million which comprised of depreciation of approximately S$0.05 million, amortization of right-of-use assets of S$0.6 million and negative effect of changes in operating assets and liabilities mainly attributed by increase in sales attributable to increase in account receivable of S$0.002 million, collection from related parties of S$0.2 million, net increase of S$0.3 million is mainly due to the offset of S$0.1 million of prepayment of rents for the leasing of the Central Kitchen and facilities against with the increase in amount due to shareholder of S$0.4 million, lower purchase from vendors towards the fiscal year ended December 31, 2023 resulted in decrease in accounts payables, accruals and other current liabilities of S$0.04 million and repayment of the operating lease liabilities of S$0.6 million.

For the six-month period ended December 31, 2024, our net cash used in operating activities was approximately S$5.4 million, which primarily reflected our net loss of approximately S$1.4 million, positively adjusted by the non-cash adjustments of approximately S$0.5 million which comprised of depreciation of approximately S$0.04 million, amortization of right-of-use assets of S$0.5 million and positive effect of changes in operating assets and liabilities mainly attributed by faster collection of account receivable of S$0.04 million, collection from related parties of S$0.4 million, increase in S$5.6 million mainly due to the increase of prepayment of consultancy fee for business development, increase in inventories of S$0.03 million, decrease in purchases towards the six-month period ended December 31, resulting in an decrease in accounts payables, accruals and other current liabilities of S$0.2 million and repayment of the operating lease liabilities of S$0.5 million.

Cash Flow from Investing Activities

Our cash flows used in investing activities primarily consisted of purchase of property and equipment.

For the six-month period ended December 31, 2023 and 2024, our net cash used in investing activities was approximately S$0.001 million and S$0.005 million, primarily due to purchase of furniture & fitting and equipment.

Cash Flow from Financing Activities

Our cash flows from financing activities primarily consists of proceeds from repayment of borrowings and lease liabilities and net proceeds from issuance of Ordinary shares.

For the six-month period ended December 31, 2023, we recorded net cash used in financing activities of approximately S$0.14 million, which was mainly attributable from repayment of bank borrowings of S$0.11 million and finance leases of S$0.03 million.

For the six-month period ended December 31, 2024, we recorded net cash provided by financing activities of approximately S$8.0 million, which was mainly attributable from (i) repayment of bank borrowings of S$0.4 million and finance leases of S$0.02 million and (ii) net proceed from issuance of Ordinary shares of approximately S$8.5 million.

Accounts receivable

	As of	As of
	June 30,	December 31,
	2024	2024
	S$	S$

Accounts receivable – third parties	673,921	634,464
Less: allowance for doubtful accounts	(245,344)	(245,344)

Accounts receivable, net	428,577	389,120

Our accounts receivable, net, decreased from approximately S$0.43 million as of June 30, 2024 to approximately S$0.39 million as of December 31, 2024. The decrease was primarily attributable to the faster repayment towards the end of the period.

The movements in the allowance for doubtful accounts for the year ended June 30, 2024 and period ended December 31, 2024 were as follows:

	As of	As of
	June 30,	December 31,
	2024	2024
	S$	S$
Balance at beginning	35,599	245,344
Allowance for doubtful accounts	209,745	-

Balance at end	245,344	245,344

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of	As of
	June 30,	December 31,
	2024	2024
	S$	S$
Within 30 days	424,367	352,349
Between 31 and 60 days	3,230	32,826
Between 61 and 90 days	467	3,945
More than 90 days	513	-
Total accounts receivable, net	428,577	389,120

We generally conduct our business with creditworthy third parties. We determine, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis.

During the six-month period ended December 31, 2023 and 2024, other than what has been provided for, the management does not foresee any other irrecoverable or doubtful.

The following table sets forth our average accounts receivable turnover days for the financial year ended June 30, 2024 and period ended December 31,2024:

	As of	As of
	June 30,	December 31,
	2024	2024

Average accounts receivable turnover days(1)	40	33

(1) Average accounts receivable turnover days is calculated using the total revenue for the respective period divided by the average of opening and ending of accounts receivable balance for the respective period and multiplied the number of days in the respective period.

Our average accounts receivable turnover days were approximately 40 days and 33 days as of June 30, 2024 and December 31, 2024, respectively. The credit term offered to our major customers is 30-60 days.

Accounts receivables were closely monitored and reviewed on a regular basis to identify any potential non-payment or delay in payment. Our Chief Executive Officer, together with our Operation Manager conduct an individual review on each of the customers to determine the impairment, based on other data such as available financial information about the customer and past due status. We implement certain procedures to strengthen our credit control. For instance, we are actively monitoring the credit terms of our customers and follow up on collection regularly to ensure greater control over our accounts receivable.

Deposits, prepayments and other receivables

The following table sets forth the breakdown of the prepaid expenses and other current assets, net as of the dates indicated:

	As of	As of
	June 30,	December 31,
	2024	2024
	S$	S$
Prepayment (1)	3,134	4,072,683
Security deposit (2)	830,220	922,920
Staff loan	1,118	1,118
Other receivables	6,540	90,962
	841,012	5,087,683

(1)	This amount includes (i) prepayment paid to consultants for the business advisory services in relation to post IPO business development. (December 31, 2024: S$3.4 million; June 30, 2024: nil) (ii) Advance to a third party. (December 31, 2024: S$0.7 million; June 30, 2024: nil)

(2)	This amount includes a security deposit paid to a related party, LRS- Premium Pte. Ltd., for the security deposit paid for the rental of Central Kitchen and rental of equipment. (December 31, 2024: S$0.8 million; June 30, 2024: S$0.8 million)

Our total deposits, prepayments and other receivables increased from approximately S$0.8 million as of June 30, 2024 to approximately S$5.1 million as of December 31, 2024 respectively, primarily attributable to the increase in prepayment paid to consultants for the business advisory services in relation to post IPO business development.

Inventory

Our inventory primarily consists of raw food which are perishable items such as fresh ingredients as well as non-perishable items such as frozen food, dried food, canned food, and beverages for the financial year ended June 30, 2024 and six-month period ended December 31, 2024.

As of December 31, 2024, our inventory increased by S$0.03 million to S$0.05 million mainly due to more ordering towards period end.

Inventory is stated at the lower of cost or net realizable value. Cost is computed using actual purchase cost. We also review our inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. During the six-month period ended December 31, 2024 and financial year ended June 30, 2024, no indication of write down or impairment was required.

Accounts payable, accruals, and other current liabilities

	As of	As of
	June 30,	December 31,
	2024	2024
	S$	S$
Accounts payable	706,942	425,909
Payroll payable	98,399	114,543
Accruals expense	45,920	30,760
Deposits received	43,465	34,667
Other payable	57,024	170,454
	951,750	776,333

The general credit term from our major suppliers is 30 days. Our accounts payable decreased from approximately S$0.7 million to approximately S$0.4 million as of December 31, 2024, which was due to faster repayment towards the end of the financial period ended December 31, 2024.

The following table sets forth our average accounts payable turnover days for the financial year ended June 30, 2024 and period ended December 31, 2024:

	As of	As of
	June 30,	December 31,
	2024	2024

Average accounts payable turnover days(1)	96	119

(1)	Average accounts payable turnover days is calculated using the total purchase for the respective period divided by the average of opening and ending of accounts payable balance for the respective period and multiplied the number of days in the respective period.

Our Company did not have any material default in payment of accounts payable during the financial year ended June 30, 2024 and six-month period ended December 31, 2024.

Payroll payable

Payroll payable represented expenses related to salaries and staff costs. Increase in payroll payable by S$0.02 million in the financial period ended December 31, 2024 as compared to financial year ended June 30, 2024 is mainly due to staff turnover with hiring of more experienced staff.

Other payable

Other payable mainly consists of non-trade purchases, for example office supplies. As of June 30, 2024 and December 31,2024, the increase from S$0.06 million to S$0.17 million is mainly due to slower repayment as of December 31, 2024.

We did not have any material defaults in payment of other payables during the financial period ended December 31, 2024, and financial year ended June 30, 2024.

Deposit received

Deposit received represented by deposit paid by a customer for food catering. As of June 30, 2024 and December 31, 2024, the decrease from S$0.04 million to S$0.03 million mainly due to the decrease in deposit placement received from buffet customers.

Bank borrowings

As of June 30, 2024, our bank borrowings amounted to S$1.1 million and are denominated in Singapore dollar and bears interest at a fixed rate ranging from 2.5% - 3.25% and variable rate at 6.2%. Of our bank borrowings, S$0.8 million constitute current liability and S$0.3 million constitutes non-current liability.

As of December 31, 2024, our bank borrowings amounted to S$0.6 million and are denominated in Singapore dollar and bears interest at a fixed rate ranging from 2.5% - 3.25%. and variable rate at 6.2%. Of our bank borrowings, S$0.6 million constitute current liability and S$0.06 million constitute non-current liability.

Bank borrowings consisted of the following:

			As of	As of
	Term of	Annual	June 30,	December 31
	repayments	interest rate	2024	2024

Term loans	Within 5 years	2.5-3.25%	943,784	634,773

Trust receipts	Within 150 days	6.2%	135,815	-
			1,079,599	634,773
Representing: -
Within 12 months			756,182	573,161
Over 1 year			323,417	61,612
			1,079,599	634,773

Income taxes payables

Our Company being in a net loss position, hence there is no income tax payable as of June 30, 2024 and December 31, 2024

Commitments

Capital commitments

As of June 30, 2024 and December 31, 2024, we did not have any capital commitments.

Contingencies

In the ordinary course of business, we may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. We record contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2024 and up through the date of this Report.

Capital Expenditures

Historical capital expenditures

For the six-month period ended December 31, 2023 and 2024, our capital expenditures in relation to property and equipment were approximately S$0.001 million and S$0.005 million respectively. We principally funded our capital expenditures through cash flows from operations for the six-month period ended December 31, 2023 and 2024.

Internal Control over Financial Reporting

As of December 31, 2024, the finance team has been provided with adequate training in U.S. GAAP with the overseeing of finance lead to assist us in our financial reporting to avoid any inaccuracies in our financial statements.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 3 to the consolidated financial statements included elsewhere in this Report, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Use of Estimates and Assumptions

Significant accounting estimates reflected in our financial statements include the useful lives for property and equipment, assumptions used in assessing right of use assets, and uncertain tax position. Economic conditions may increase the inherent uncertainty in the estimates and assumptions indicated above. Actual results may differ from previously estimated amounts, and such differences may be material to our financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected prospectively in the period they occur. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from these estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this Report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Revenue Recognition

We recognized our revenue under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC606”). We recognize revenue to depict the transfer of food catering to customers in an amount that reflects the consideration to which we expect to receive in exchange for those food catering. An asset is transferred when the customer obtains control of that asset. It also requires us to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of food catering transfers to a customer.

To achieve that core principle, we apply the five steps defined under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

We account for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration to collect is substantially probable.

In accordance with ASC 340-40, which requires the capitalization of all incremental costs from obtaining and fulfilling a contract with a customer if such costs are expected to be recovered with the period of more than one year, we capitalize certain contract acquisition costs consisting primarily of consulting fees, and expect such consulting fees as a result of obtaining customer contracts to be recoverable. For contracts with the realization period of less than one year, the guidance provides a practical expedient that permits an entity to immediately expense contract acquisition costs when the asset that would have resulted from capitalizing these costs would have been amortized in one year or less.

We recognize revenue for food catering sold upon delivery to the customer, which is when we have satisfied a performance obligation by transferring control of a food to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied performance obligation, which is the amount of the consideration in the contract to which our Company expects to be entitled in exchange for transferring the promised goods or services. Payments are typically received at the point control transfers or in accordance with payment terms customary to the business.

Property and equipment, net

Property and equipment, net, is tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

The recoverable amounts of property and equipment, net, have been determined based on higher of the fair value less costs to sell or value-in use calculations. If the carrying amounts exceed the recoverable amounts, an impairment is recognized to profit or loss for the differences.

Property and equipment, net, are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Expected useful life
Renovation	5 years
Furniture & Fittings	3 years
Office equipment	5 years
Machinery and equipment	5 years
Motor vehicles	5 years

Expenditure for repair and maintenance costs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred, whereas the expenditure for major renewals and betterment that substantially extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the statements of operations and comprehensive loss.

Impairment of long-lived assets

Our Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, our Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, our Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized for six-month period ended December 31, 2023 and 2024.

Once an impairment is determined, the actual impairment recognized is the difference between the carrying amount and the fair value as estimated using one of the following approaches: income, cost and/or market. Assets which are to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

The carrying amount of a long-lived asset or asset group is considered impaired when the anticipated undiscounted cash flows from such asset or asset group are less than its carrying amount. In that event, a loss is recorded in “Impairment of long-lived assets” on our Statements of Operations and Comprehensive Income (Loss) based on the amount by which the carrying amount exceeds the fair value of the long-lived asset or asset group. Fair value, using the income approach, is determined primarily using a discounted cash flow model that uses the estimated cash flows associated with the asset or asset group under review, discounted at a rate commensurate with the risk involved. Fair value, utilizing the cost approach, is determined based on the replacement cost of the asset reduced for, among other things, depreciation and obsolescence. Fair value, utilizing the market approach, benchmarks the fair value against the carrying amount.

Provisions

Provisions are recognized when our Company has a present obligation, legal or constructive, as a result of a previous event, if it is probable that our Company will be required to settle the obligation and a reliable estimate can be made of the obligation. The amount recognized is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligations. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate of the expected future cash flows.

Trade and other payables

Trade and other payables are initially measured at amortized cost, using effective interest method.

Concentration of Credit Risk

Financial instruments that potentially subject our Company to credit risk consist of cash equivalents, restricted cash and accounts receivable. Bank and cash balances are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. As of June 30, 2024 and December 31, 2024, bank and cash balances of S$0.03 million and S$2.6 million respectively were maintained at financial institutions in Singapore, of which were subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Liquidity Risk

Liquidity risk is the risk that our Company will not be able to meet its financial obligations as they become due. Our Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Impact of Inflation

The types of inflationary pressures that affected our Company has primarily related to raw material costs, staff salaries and related costs. Inflation in Singapore has not materially affected our profitability and operating results. However, we can provide no assurance that we will be unaffected by higher inflation rates in Singapore or globally in the future.

Seasonality

We have not observed any significant seasonal trends. Our directors believe that there is no apparent seasonality factor affecting the industry that our Company is operating in.

Trend Information

Other than as disclosed elsewhere in this Report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily indicative of future operating results or financial condition.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We currently have a total of S$3.5 million bank facilities available from financial institutions in Singapore of which aggregate of S$3.0 million has been drawdown as of December 31, 2024. These facilities bear annual interest at a fixed rate ranging at 2.5% to 3.25% and variable rate at 6.2%. Bank borrowings are repayable in 150 days to 5 years. The fixed interest rates were not affected by the effects of market changes in interest rates.

Credit Risk

Credit risk is the potential financial loss to our Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to our Company, as and when they fall due. As our Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables, and cash presented on the consolidated statements of financial position. Our Company has no other financial assets which carry significant exposure to credit risk.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

Our reporting currency is the Singapore dollar, and almost all of our revenues and other expenses are denominated in Singapore dollar currency.

Recent accounting pronouncements

All new standards and amendments that are effective for annual reporting period commencing July 1, 2024 have been applied by the Company for the six months ended December 31, 2024. The adoption did not have material impact on the unaudited interim condensed consolidated financial statements of the Company. A number of new standards and amendments to standards have not come into effect for the year beginning July 1, 2024, and they have not been early adopted by the Company in preparing these unaudited interim condensed consolidated financial statements. None of these new standards and amendments to standards is expected to have a significant effect on the unaudited interim condensed consolidated financial statements of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 5, 2025	Premium Catering (Holdings) Limited

		By:	/s/ Mr. Gao Lianquan
		Name:	Mr. Gao Lianquan
		Title:	Executive Director and Chief Executive Officer

INDEX TO PREMIUM CATERING (HOLDINGS) LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

PREMIUM CATERING (HOLDINGS) LIMITED AND ITS SUBSIDIARIES

CONDENSED BALANCE SHEETS

(Amount in dollar, except for share and per share data, or otherwise noted)

	As of June 30,	As of December 31,	As of December 31,
	2024	2024	2024
	S$	S$	US$
		(Unaudited)	(Unaudited)
			(Note 3(d))
ASSETS
Current assets:
Cash and cash equivalents	34,237	2,644,041	1,935,325
Accounts receivable, net	428,577	389,120	284,819
Amount due from related parties	71,477	50,263	36,790
Inventories	23,036	54,005	39,529
Deposits, prepayments and other receivables	841,012	5,087,683	3,723,967
Total current assets	1,398,339	8,225,112	6,020,430

Non-current assets:
Property and equipment, net	183,950	144,574	105,822
Operating lease right-of-use assets	3,684,205	3,142,849	2,300,431
Deferred offering cost	1,376,650	-	-
Total non-current assets	5,244,805	3,287,423	2,406,253

TOTAL ASSETS	6,643,144	11,512,535	8,426,683

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payables, accruals, and other current liabilities	951,750	776,333	568,243
Amount due to related parties	869,892	1,215,169	889,451
Amount due to a shareholder	1,376,650	-	-
Bank borrowings	756,182	573,161	419,529
Lease liabilities	40,835	31,692	23,197
Operating lease payable	1,089,515	1,103,206	807,500
Income tax payable	-	-	-
Total current liabilities	5,084,824	3,699,561	2,707,920

Non-current liabilities:
Bank borrowings	323,417	61,612	45,097
Lease liabilities	20,716	6,972	5,103
Operating lease payable	2,668,293	2,113,246	1,546,806
Total non-current liabilities	3,012,426	2,181,830	1,597,006

TOTAL LIABILITIES	8,097,250	5,881,391	4,304,926

Commitments and contingencies	-	-	-

Shareholders’ equity
Share, par value US$0.0000005, 1,000,000,000,000 shares authorized, 20,000,000* and 21,650,000 shares issued and outstanding as of June 30, 2024 and December 31, 2024, respectively	10	11	7
Additional paid-in capital	598,980	9,089,091	6,652,827
Accumulated deficits	(2,053,096)	(3,457,958)	(2,531,077)
Total shareholders’ equity	(1,454,106)	5,631,144	4,121,757

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,643,144	11,512,535	8,426,683

*	Giving retroactive effect to the 2,000 for 1 share split effected on June 12, 2024.

See accompanying notes to consolidated financial statements.

F-2

PREMIUM CATERING (HOLDINGS) LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED STATEMENTS OF INCOME (LOSS) /COMPREHENSIVE INCOME (LOSS)

(Amount in dollar, except for share and per share data, or otherwise noted)

	For the six-month period ended December 31,
	2023	2024	2024
	S$	S$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3(d))
Revenues, net	2,829,507	2,232,003	1,633,731

Cost of revenues	(2,195,076)	(1,599,911)	(1,171,066)

Gross profit	634,431	632,092	462,665

Operating expenses:
Selling and distribution	(26,519)	(4,727)	(3,460)
General and administrative	(1,001,759)	(2,070,530)	(1,515,539)
Total operating expenses	(1,028,278)	(2,075,257)	(1,518,999)

Loss from operations	(393,847)	(1,443,165)	(1,056,334)

Other income (expense):
Interest expense	(86,770)	(56,934)	(41,674)
Government grants	4,863	5,284	3,867
Other income	19,864	89,953	65,842
Total other (expense)/income, net	(62,043)	38,303	28,035

Loss before income taxes	(455,890)	(1,404,862)	(1,028,299)

Income tax expense	-	-	-

NET LOSS/ COMPREHENSIVE LOSS	(455,890)	(1,404,862)	(1,028,299)

Net loss per share attributable to shareholders
Basic and diluted*	(0.02)	(0.06)	(0.05)

Weighted average number of Shares outstanding
Basic and diluted*	20,000,000	21,650,000	21,650,000

*	Giving retroactive effect to the 2,000 for 1 share split effected on June 12, 2024

See accompanying notes to consolidated financial statements.

F-3

PREMIUM CATERING (HOLDINGS) LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in dollar, except for share and per share data, or otherwise noted)

	Shares		Additional		Total
	No. of Shares*	Amount	paid-in capital	Accumulated deficits	shareholders’ equity
		S$	S$	S$	S$

Balance as of July 1, 2023	20,000,000	10	598,980	(586,406)	12,584
Net loss	-	-	-	(455,890)	(455,890)
Balance as of December 31, 2023	20,000,000	10	598,980	(1,042,296)	(443,306)
Balance as of July 1, 2024	20,000,000	10	598,980	(2,053,096)	(1,454,106)
Issuance of new shares net of deferred offering costs	1,650,000	1	8,490,111	-	8,490,112
Net loss	-	-	-	(1,404,862)	(1,404,862)
Balance as of December 31, 2024	21,650,000	11	9,089,091	(3,457,958)	(5,631,144)

*	Giving retroactive effect to the 2,000 for 1 share split effected on June 12, 2024

See accompanying notes to consolidated financial statements.

F-4

PREMIUM CATERING (HOLDINGS) LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

(Amount in dollars, except for share and per share data, or otherwise noted)

	For the six-month period ended December 31,
	2023	2024	2024
	S$	S$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3(d))
Cash flows from operating activities:
Net loss	(455,890)	(1,404,862)	(1,028,299)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation of property and equipment	52,001	44,526	32,591
Amortization of right-of- use assets	555,071	541,356	396,249
Change in operating assets and liabilities:
(Increase)/decrease in accounts receivables	(1,818)	39,457	28,881
Decrease in related parties	227,942	366,491	268,256
Increase in amount due to a shareholder	417,766	1,376,650	1,007,649
Decrease/(increase) in inventories	15,196	(30,969)	(22,668)
Increase in deposits, prepayments and other receivables	(71,914)	(5,623,321)	(4,116,031)
Decrease in accounts payables, accruals and other current liabilities	(40,060)	(175,416)	(128,397)
Decrease in operating lease liabilities	(555,071)	(541,356)	(396,249)
Net cash provided by/(used in) operating activities	143,223	(5,407,444)	(3,958,018)

Cash flows from investing activities:
Purchase of property and equipment	(1,450)	(5,151)	(3,770)
Net cash used in investing activities	(1,450)	(5,151)	(3,770)

Cash flows from financing activities:
Repayment of bank borrowings	(114,505)	(444,827)	(325,594)
Repayment of finance lease	(28,008)	(22,886)	(16,752)
Net proceeds from issuance of shares	-	8,490,112	6,214,399
Net cash (used in)/provided by financing activities	(142,513)	8,022,399	5,872,053

Net change in cash and cash equivalent	(740)	2,609,804	1,910,265

BEGINNING OF PERIOD	117,527	34,237	25,060

END OF PERIOD	116,787	2,644,041	1,935,325

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	86,770	56,934	41,673

See accompanying notes to consolidated financial statements.

F-5

PREMIUM CATERING (HOLDINGS) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2023 AND 2024

NOTE－1 BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Premium Catering (Holdings) Limited was incorporated in the Cayman Islands on May 30, 2023 as an investment holding company. Our Company conducts its primary operations, through its subsidiary that is incorporated and domiciled in Singapore namely, Premium Catering Private Limited. The subsidiary is mainly engaged in the business of food catering for function, events and workers in Singapore. Our Company has 11 years of experience in the catering in the food industry.

Premium Catering (Holdings) Limited

Our Company was incorporated in the Cayman Islands with limited liability on May 30, 2023 and the initial 1 share (“Initial Share”) was transferred to Hero Global on the same date for cash at par. The initial authorized share capital is 500,000,000 shares of a par value of US$0.001 each. On September 4, 2023, Hero Global, United Source, Ms. Kong, Trillion Able, Better Access and Mr. Gao further subscribed for 7,838, 450, 490, 490, 430 and 299 shares for cash at par resulting in Hero Global holding approximately 78.38%, 4.50%, 4.90%, 4.90%, 4.30% and 3.00% entire issued share capital of our Company. On October 4, 2023, True Sage acquired from Hero Global 4.90% of the issued share capital of our Company. Following the issuance of shares, 7,350, 450, 490, 490, 430, 490 and 300 shares are held by Hero Global, United Source, Ms. Kong, Trillion Able, Better Access, True Sage and Mr. Gao, as to approximately 73.50%, 4.50%, 4.90%, 4.90%, 4.30%, 4.90% and 3.00% of the issued share capital of our Company respectively.

Starry Grade Limited

On September 4, 2023, Starry Grade was incorporated in the BVI with limited liability. Starry Grade is authorized to issue a maximum of 50,000 shares of a single class each with a par value of US$1.00. On September 20, 2023, our Company subscribed for, and Starry Grade allotted and issued to it 10 shares for cash at par.

Reorganization

Premium Catering Private Limited

On June 12, 2024, Hero Global, Mr. Gao and our Company entered into a sale and purchase agreement pursuant to which Hero Global and Mr. Gao transferred their 97% and 3% shareholding interest, respectively, in Premium Catering to Starry Grade. The consideration is settled by our Company allotting and issuing 1 share to Hero Global and 1 share to Mr. Gao, credited as fully paid.

Upon completion of our reorganization whereby the entire share capital of Premium Catering were transferred, our Group comprised Starry Grade and Premium Catering as our direct and indirect wholly-owned subsidiaries, respectively.

Our Company completed the reorganization of Premium Catering under common control of its then existing shareholders, who collectively owned all the equity interests of Premium Catering prior to the reorganization. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of our Company.

Description of subsidiaries incorporated and controlled by our Company

Name	Background	Effective ownership
		June 30, 2024	December 31, 2024

Starry Grade Limited	Investment holding	100%	100%

Premium Catering Private Limited	Principally engaged in the business of food catering for function, events and workers	100%	100%

F-6

NOTE－2 LIQUIDITY AND GOING CONCERN

The accompanying financial statements have been prepared in conformity with U.S. GAAP which contemplates continuation of our Company on a going concern basis. The going concern basis assumes that assets are realized, and liabilities are settled in the ordinary course of business at amounts disclosed in the financial statements. Our Company’s ability to continue as a going concern depends upon its ability to market and sell its products to generate positive operating cash flows. As of December 31, 2024, our Company reported net loss of S$1,404,862. As of December 31, 2024, our Company’s working capital surplus was S$4,525,551. These conditions give rise to substantial doubt as to whether our Company will be able to continue as a going concern.

To sustain its ability to support our Company’s operating activities, our Company may have to consider supplementing its available sources of funds through the following sources:

●	cash generated from operations;
●	proceed from initial public offering;
●	other available sources of financing from Singapore banks and other financial institutions;
●	financial comfort from our Company’s related party; and
●	financial support from our Company’s shareholder.

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on our Company’s business. All of these factors raise substantial doubt about the ability of our Company to continue as a going concern. The accompanying financial statements for the year ended June 30, 2024 and period ended December 31, 2024 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of our Company to continue as a going concern.

There can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on our Company’s business. All of these factors raise substantial doubt about the ability of our Company to continue as a going concern. The accompanying financial statements for the six-month period ended December 31, 2024 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of our Company to continue as a going concern.

NOTE – 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP.

(b) Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates in the period include the useful lives for property and equipment assumptions used in assessing right of use assets, and uncertain tax position.

(c) Risks and uncertainties

The main operations of our Company are located in Singapore. Accordingly, our Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Singapore, as well as by the general state of the economy in Singapore. Our Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Singapore. Although our Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Our Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our Company’s operations.

F-7

(d) Foreign Currency Translation and Transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates.

The accompanying consolidated financial statements are presented in the S$, which is the reporting currency of our Company. In addition, our Company is operating in Singapore, maintain their books and record in their local currency, S$, which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In translating the financial statements of our Company’s subsidiary from their functional currency into our Company’s reporting currency of Singapore dollars, consolidated balance sheet accounts are translated using the closing exchange rate in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Translation gains and losses are recognized in the consolidated statements of income (loss) and comprehensive income (loss) as other comprehensive income or loss.

The value of foreign currencies including, the US Dollar, may fluctuate against the Singapore Dollar. Any significant variations of the aforementioned currencies relative to the Singapore Dollar may materially affect our Company’s financial condition in terms of reporting in S$. The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	June 30, 2024	December 31, 2024
S$ to US$ Year End	1.3552	1.3662
S$ to US$ Average Rate	1.3482	1.3258

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

Translations of the balance sheets, statements of income (loss) /comprehensive income (loss) and statements of cash flows from S$ into US$ as of and for the year and period ended June 30, 2024 and December 31, 2024 respectively are solely for the convenience of the reader and were calculated at the rate of US$ 1.3552 = S$1 and US$ 1.3662= S$1, as set forth in the statistical release of the Federal Reserve System on June 30, 2024 and December 31, 2024. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2024 and December 31, 2024, or at any other rate.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. Our Company maintains most of its bank accounts in Singapore.

(f) Accounts Receivable

Accounts receivable include trade accounts due from customers in the sale of food catering.

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms. Our Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. Our Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

Our Company does not hold any collateral or other credit enhancements over its accounts receivable balances.

F-8

(g) Inventories

Inventory is stated at the lower of cost and market value, cost being determined on a first in first out cost basis. Market value of our finished goods inventory is determined based on its estimated net realizable value, which is generally the selling price less normally predictable costs of disposal and transportation. Our Company records adjustments to its inventory for estimated obsolescence or diminution in net realizable value equal to the difference between the cost of the inventory and the estimated net realizable value. At the point of loss recognition, a new cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

(h) Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Renovation	5 years
Furniture & Fittings	3 years
Office Equipment	5 years
Machinery and equipment	5 years
Motor vehicles	5 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the Results of operations.

(i) Deferred Offering Cost

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Company’s proposed initial public offering. Deferred offering costs will be charged to shareholders’ equity upon the completion of the proposed initial public offering. Should the proposed initial public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of June 30, 2024, the Company capitalized $1.4 million of deferred offering costs. Such costs will be deferred until the closing of the proposed initial public offering, at which time the deferred costs will be offset against the offering proceeds.

(j) Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment owned and held by our Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

(k) Provisions

Provisions are recognized when our Company has a present obligation, legal or constructive, as a result of a previous event, if it is probable that our Company will be required to settle the obligation and a reliable estimate can be made of the obligation. The amount recognized is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligations. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate of the expected future cash flows.

(l) Trade and other payables

Trade and other payables are initially measured at amortized cost, using effective interest method.

(m) Revenue Recognition

Our Company receives certain portion of its non-interest income from contracts with customers, which are accounted for in accordance with ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

F-9

ASC 606-10 provided the following overview of how revenue is recognized from our Company’s contracts with customers: Our Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which our Company expects to be entitled in exchange for those goods or services.

Step 1:	Identify the contract(s) with a customer.
Step 2:	Identify the performance obligations in the contract.
Step 3:	Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.
Step 4:	Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.
Step 5:	Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

Majority of our Company’s income is derived from contracts with customers in the sale of products, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Our Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. Our Company’s revenue recognition policies are in compliance with ASC 606 and currently generates its revenue from the following main sources as follows:

Revenue from food catering services provided

Revenue from food catering services includes supply of budget prepared meals, the operation of food stall and buffet catering services which consist of a single performance obligation that our Company satisfies at a point in time and are recognized upon the delivery and acceptance of the meals sold to the customers. Our Company recognizes food catering services revenue when the following events have occurred: (a) our Company has transferred physical ordered possession of the food (b) our Company has a present right to payment (c) the customer has legal rights to the food ordered upon delivery, and (d) the customer bears significant risks and rewards of ownership of the products.

Our Company records its revenues on food catering services provided, net of good & service taxes (“GST”) upon delivery of food ordered and the risk of loss of food ordered are fully transferred to the customers. The Company is subject to GST which is levied on the majority of the products at the rate of 8% on the invoiced value of sales in Singapore. Revenue represents the amount of consideration to which we expect to be entitled in exchange for food catering services provided.

For the six-month period ended December 31, 2023 and 2024, the total amount of GST collected from customers and remitted to government authorities was S$226,417 and S$103,699 respectively. This amount has been excluded from the revenue reported within our financial statements.

As of June 30, 2024 and December 31, 2024, the GST payable to government authorities was S$12,368 and S$8,988 respectively.

In certain circumstances, the Company receives advances from customers as prepayment on meals and services ordered and these are included in “Accounts payable, accruals and other current liabilities” as “Deposits received”. Revenue is recognized at a point in time where the customer simultaneously receives and consumes the benefits provided by the Company.

The income from ancillary delivery services is recognized upon the delivery and acceptance of the meals sold to the customers.

(n) Cost of revenue

Cost of revenue mainly consists of raw material costs, labor costs, packaging material costs and delivery & freight cost.

(o) General and administrative expenses

General and administrative expenses mainly consist of staff cost, depreciation, office supplies and upkeep expenses, travelling and entertainment, legal and professional fees, property and related expenses, other miscellaneous administrative expenses.

(p) Operating leases

Upon and hereafter the adoption of ASC 842 on January 1, 2019:

Our Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in our Company’s consolidated balance sheets. ROU assets represent our Company’s right to use an underlying asset for the lease term and lease liabilities represent our Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, our Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As our Company’s leases do not provide an implicit rate, our Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, our Company elected not to apply ASC 842 recognition requirements; and (ii) our Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

F-10

(q) Government Grants

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When our Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is dependent on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the six-month period ended December 31, 2023 and 2024, our Company received government subsidies of S$4,863 and S$5,284, which are recognized as government grants in the unaudited interim condensed statements of income (loss).

(r) Comprehensive Income (Loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of shareholder’s equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

(s) Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The valuation allowance should be based on management’s judgment of what is more-likely- than not considering all available information, both quantitative and qualitative. Ultimately, the realization of deferred tax assets will depend on the existence of future taxable income.

For the six-month period ended December 31, 2023 and 2024, our Company did not have any interest and penalties associated with tax positions. As of June 30, 2024 and December 31, 2024, our Company did not have any significant unrecognized uncertain tax positions.

Our Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, our Company files tax returns that are subject to examination by the relevant tax authorities.

(t) Related Parties

Our Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of our Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of our Company; e) management of our Company; f) other parties with which our Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

F-11

The consolidated financial statements shall include disclosure of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

(u) Commitments and Contingencies

Our Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to our Company but which will only be resolved when one or more future events occur or fail to occur. Our Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against our Company or un-asserted claims that may result in such proceedings, our Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in our Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on our Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect our Company’s business, financial position, and results of operations or cash flows.

(v) Concentration of Credit Risk

Financial instruments that potentially subject our Company to credit risk consist of cash equivalents, restricted cash and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management.

For accounts receivable, our Company determines, on a continuing basis, the allowance for doubtful accounts are based on the estimated realizable value. Our Company identifies credit risk on a customer-by-customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

(w) Exchange Rate Risk

The reporting currency of our Company is S$, to date the majority of the revenues and costs are denominated in S$ and a significant portion of the assets and liabilities are denominated in S$. As a result, our Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and S$. If S$ depreciates against US$, the value of S$ revenues and assets as expressed in US$ financial statements will decline. Our Company does not hold any derivative or other financial instruments that expose to substantial market risk.

F-12

(x) Liquidity Risk

Liquidity risk is the risk that our Company will not be able to meet its financial obligations as they become due. Our Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

(y) Fair Value Measurement

Our Company follows the guidance of the ASC Topic 820-10, Fair Value Measurement and Disclosure (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2 : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of our Company’s financial instruments: cash and cash equivalents, restricted cash, accounts receivable, loans receivable, amount due to related parties, accounts payable, escrow liabilities, income tax payable, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of note payable approximate the carrying amount. Our Company accounts for loans receivable at cost, subject to impairment testing. Our Company obtains a third-party valuation based upon loan level data including note rate, type and term of the underlying loans.

Our Company’s non-marketable equity securities are investments in privately held companies, which are without readily determinable market values and are classified as Level 3, due to the absence of quoted market prices, the inherent lack of liquidity and the fact that inputs used to measure fair value are unobservable and require management’s judgment.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(z) Recently Issued Accounting Pronouncements

All new standards and amendments that are effective for annual reporting period commencing July 1, 2024 have been applied by the Company for the six months ended December 31, 2024. The adoption did not have material impact on the unaudited interim condensed consolidated financial statements of the Company. A number of new standards and amendments to standards have not come into effect for the year beginning July 1, 2024, and they have not been early adopted by the Company in preparing these unaudited interim condensed consolidated financial statements. None of these new standards and amendments to standards is expected to have a significant effect on the unaudited interim condensed consolidated financial statements of the Company.

F-13

NOTE － 4 DISAGGREGATION OF REVENUE

The following tables present our Company’s revenue disaggregated by business segment and geography, based on management’s assessment of available data:

	For the six-month period ended December 31,
	2023	2024
	S$	S$
Supply of budgeted prepared meals	2,436,297	2,140,640
Operation of food stall	349,083	-
Buffet catering services	40,515	78,921
Ancillary delivery services	3,612	12,442
	2,829,507	2,232,003

Sales at a single point in time	2,829,507	2,232,003

The Company recognizes revenue from sales of budgeted prepared meals, operation of food stall, buffet catering services and ancillary delivery services when the entity satisfied the performance obligation at a point in time generally as the food or services are delivered to the customer upon accepted by customer.

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have one reportable geographic segment. Sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

	For the six-month period ended December 31,
	2023	2024
	S$	S$
Singapore	2,829,507	2,232,003
	2,829,507	2,232,003

F-14

NOTE－5 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of June 30,	As of December 31,
	2024	2024
	S$	S$
Accounts receivable – third parties	673,921	634,464
Less: allowance for doubtful accounts	(245,344)	(245,344)
Accounts receivable, net	428,577	389,120

For the year and period ended June 30, 2024 and December 31, 2024, our Company has made S$209,745 and NIL allowance for doubtful accounts and charged to the statements of income (loss) respectively. Our Company has not experienced any significant bad debt write-offs of accounts receivable in the past.

Our Company generally conducts its business with creditworthy third parties. Our Company determines, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

The movements in the allowance for doubtful accounts for the year and period ended June 30, 2024 and 31 December 2024 were as follows:

	As of June 30,	As of December 31,
	2024	2024
	S$	S$
Balance at beginning	35,599	245,344
Additions	209,745	-
Balance at end	245,344	245,344

As of the end of each of the financial year and period, the ageing analysis of accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	As of June, 30,	As of December 31,
	2024	2024
	S$	S$
Within 30 days	424,367	352,349
Between 31 and 60 days	3,230	32,826
Between 61 and 90 days	467	3,945
More than 90 days	513	-
Accounts receivable, net	428,577	389,120

NOTE－6 AMOUNT DUE FROM RELATED PARTIES

Amount due from related parties consisted of the following:

	As of June 30,	As of December 31,
	2024	2024
	S$	S$
Due from related parties
-Team General Construction Pte. Ltd.(1)	39,502	-
-Premium-Rich Engineering Pte. Ltd.(2)	-	30,283
-Hing Fatt Building & Materials Pte. Ltd.(3)	31,975	19,980
	71,477	50,263

(1)	60% shares held by our Company’s Chief Executive Officer, Mr Gao via Premium-Rich Engineering Pte. Ltd.
(2)	100% shares held by Mr Gao
(3)	100% shares held by Mr Gao

The amount due from related parties are unsecured, interest-free and repayable on demand.

F-15

NOTE－7 INVENTORIES

Our Company’s inventories were as follows: -

	As of June 30,	As of December 31,
	2024	2024
	S$	S$
Raw foods	23,036	54,005

NOTE – 8 DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

	As of June 30,	As of December 31,
	2024	2024
	S$	S$
Prepayment (1)	3,134	4,072,683
Security deposit (2)	830,220	922,920
Staff loan	1,118	1,118
Other receivables	6,540	90,962
Deposits, prepayments and other receivables	841,012	5,087,683

(1)	This amount includes (i) prepayment paid to consultants for the business advisory services in relation to post IPO business development. (December 31, 2024: S$3,386,043; June 30, 2024: nil) (ii) Advance to a third party. (December 31, 2024: S$681,437; June 30, 2024: nil)

(2)	This amount includes a security deposit paid to a related party, LRS- Premium Pte. Ltd., for the security deposit paid for the rental of Central Kitchen and rental of equipment. (December 31, 2024: S$778,000; June 30, 2024: S$778,000)

NOTE－9 PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of June 30,	As of December 31,
	2024	2024
	S$	S$
At cost:
Machine & equipment	267,776	272,926
Renovation	75,369	75,369
Furniture & Fittings	45,877	45,877
Office equipment	20,746	20,745
Motor Vehicles	193,030	193,030
Less: accumulated depreciation	(418,848)	(463,373)
Property and equipment, net	183,950	144,574

Depreciation expense for the six-month period ended December 31, 2023 and 2024 were S$52,001 and S$44,526, respectively.

F-16

NOTE－10 AMOUNT DUE TO RELATED PARTIES

Amount due to related parties consisted of the following:

	As of June 30,	As of December 31,
	2024	2024
	S$	S$
Due to related parties
- Premium-Rich Engineering Pte. Ltd.(1)	56,167	-
- LRS-Premium Pte. Ltd.(2)	813,725	1,215,169

	869,892	1,215,169

(1)	100% shares held by Mr. Gao

(2)	60% shares held by our Company’s Chief Executive Officer, Mr Gao

The amount due to related parties are unsecured, interest-free and repayable on demand.

NOTE－11 BANK BORROWINGS

Bank borrowings consisted of the following:

	Term of	Annual	As of June 30,	As of December 31,
	repayments	interest rate	2024	2024
			S$	S$
Term loans	Within 5 years	2.5-3.25%	943,784	634,773
Trust receipts	Within 150 days	6.2%	135,815	-
			1,079,599	634,773

Representing: -
Within 12 months			756,182	573,161
Over 1 year			323,417	61,612
			1,079,599	634,773

As of June 30, 2024 and Dec 31, 2024, bank borrowing was obtained from a financial institution in Singapore, which bear annual interest at a fixed rate at 2.5-3.25% and variable at 6.2%. The borrowings are repayable in 150 days- 5 years.

Our Company’s bank borrowing is guaranteed under a personal guarantee from our Company’s Directors.

NOTE－12 RIGHT-OF-USE ASSETS

Our Company adopted ASU No. 2016-02, Leases, on January 1, 2019, the beginning of the fiscal 2019, using the modified retrospective approach. Our Company determines whether an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys the right to control the use of an identified fixed asset explicitly or implicitly for a period of time in exchange for consideration. Control of an underlying asset is conveyed if we obtain the rights to direct the use of and to obtain substantially all of the economic benefit from the use of the underlying asset. Some of our leases include both lease and non-lease components which are accounted for as a single lease component as our Company has elected the practical expedient. Some of the operating lease agreements include variable lease costs, primarily taxes, insurance, common area maintenance or increases in rental costs related to inflation. Substantially all of our equipment leases and some of our real estate leases have terms of less than one year and, as such, are accounted for as short-term leases as we have elected the practical expedient.

F-17

Operating leases are included in the right-of-use lease assets, other current liabilities and long-term lease liabilities on the Consolidated Balance Sheet. Right-of-use assets and lease liabilities are recognized at each lease’s commencement date based on the present values of its lease payments over its respective lease term. When a borrowing rate is not explicitly available for a lease, the incremental borrowing rate is used based on information available at the lease’s commencement date to determine the present value of its lease payments. Operating lease payments are recognized on a straight-line basis over the lease term.

Our Company adopts 2.5% as weighted average incremental borrowing rate to determine the present value of the lease payments. The weighted average remaining life of the lease was 3 years.

The table below presents the lease-related assets and liabilities recorded on the balance sheet.

	As of June 30,	As of December 31,
	2024	2024
	S$	S$
Assets
Operating lease, right-of-use asset, net	3,684,205	3,142,849
Total right-of-use asset	3,684,205	3,142,849

Liabilities
Current:
Operating lease liabilities	1,089,515	1,103,206
	1,089,515	1,103,206

Non-current:
Operating lease liabilities	2,668,293	2,113,246
	2,668,293	2,113,246

Total lease liabilities	3,757,808	3,216,452

As of June 30, 2024, right-of-use assets were S$3,684,205 and lease liabilities were S$3,757,808.

As of December 31, 2024, right-of-use assets were S$3,142,849 and lease liabilities were S$3,216,452.

The following tables summarize the lease expense for the six-month period ended.

	As of December 31,	As of December 31
	2023	2024
	S$	S$
Operating lease cost:
Operating lease expense (per ASC 842)	555,071	541,356
Total lease expense	555,071	541,356

Components of Lease Expense

We recognize lease expense on a straight-line basis over the term of the operating leases, as reported within “general and administrative” expense on the accompanying statement of income/(loss).

Other information: -

	As of December 31,	As of December 31,
	2023	2024
	S$	S$
Cash paid for amount included in the measurement of lease liabilities:
Operating cash flow from operating leases	555,071	541,356
Remaining lease term for operating leases	4	3
Weighted average discount rate for operating leases	2.5%	2.5%

F-18

Future Contractual Lease Payments as of December 31, 2024

The below table summarizes our (i) minimum lease payments over the next five years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the next three years ending December 31:

Operating lease amount
S$
2025	1,168,600
2026	1,154,546
2027	1,006,246
Thereafter	-
Less: interest	(112,940)
Present value of lease liabilities	3,216,452

Representing:
Current liabilities	1,103,206
Non-current liabilities	2,113,246
3,216,452

Future Contractual Lease Payments as of June 30, 2024

The below table summarizes our (i) minimum lease payments over the next five years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the next three years ending June 30:

Operating lease amount
S$
2025	1,168,600
2026	1,163,846
2027	1,150,000
2028	431,246
Thereafter	-
Less: interest	(155,884)
Present value of lease liabilities	3,757,808

Representing:
Current liabilities	1,089,515
Non-current liabilities	2,668,293
3,757,808

NOTE 13. ACCOUNTS PAYABLE, ACCRUALS AND OTHER CURRENT LIABILITIES

Account payable, accrued expenses and other liabilities consists of the following:

	As of June 30,	As of December 31,
	2024	2024
	S$	S$
Accounts payable	706,942	425,909
Payroll payable	98,399	114,543
Accruals expense	45,920	30,760
Deposits received	43,465	34,667
Other payable	57,024	170,454
	951,750	776,333

NOTE－14 SHAREHOLDERS’ EQUITY

Shares

Our Company was established under the laws of Cayman Islands on May 30, 2023 with authorized share of 500,000,000 shares of par value US$0.001 each. One share was issued on May 30, 2023.

Our Company is authorized to issue one class of share.

For the sake of undertaking a public offering of the Company’s common shares, the Company has performed a series of re-organizing transactions resulting in 20,000,000 shares of common share outstanding as of December 31, 2023. The Company has accounted for these shares had they been issued and outstanding at the beginning of the first period presented. The Company only has one single class of common share that is accounted for as permanent equity.

On June 12, 2024, the Company effected a forward stock split of all issued and outstanding shares of 10,000 shares at a ratio of 1-to-2,000. As a result of the forward split, the Company now have 20,000,000 common shares issued and outstanding as of the date hereof. The Company believed it is appropriate to reflect the above transactions on a retroactive basis similar to share split or dividend pursuant to ASC 260. All references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the 2,000 for 1 share split. The shares of common stock retain a par value of $0.0000005 per share. Accordingly, an amount equal to the par value of the increased shares resulting from the stock split was reclassified from “Additional paid-in capital” to “Share”.

On June 12, 2024, Hero Global and Mr. Gao transferred their entire shareholding interest in Premium Catering to Starry Grade in consideration of our allotment and issue of one share to each of Hero Global and Mr. Gao, credited as fully paid. Upon completion of this reorganization whereby the entire share capital of Premium Catering was transferred to us, our Group comprised Starry Grade and Premium Catering as our direct and indirect wholly-owned subsidiaries, respectively. After the completion of a forward split on June 12, 2024 on the basis of 2,000 ordinary shares for every one share, our authorized share capital was changed to US$500,000 divided into 1,000,000,000,000 shares with a par value of US$0.0000005 each (the “Forward Split”). Following the completion of the Forward Split and surrender (“Surrender”) of 4,152,750 shares by Hero Global, 242,950 shares by Better Access, 276,850 shares by Trillion Able, 276,850 shares by Ms. Kong, 254,250 shares by United Source, 276,850 shares by True Sage and 169,500 shares by Mr. Gao, and prior to the offering, our total issued shares are held as to 10,547,250 shares by Hero Global, 645,750 shares by United Source, 703,150 shares by Ms. Kong, 703,150 shares by Trillion Able, 617,050 shares by Better Access, 430,500 shares by Mr. Gao and 703,150 shares by True Sage.

F-19

The holders of our Company’s share are entitled to the following rights:

Voting Rights: Each share of our Company’s share entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of our Company’s shares are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Right: Subject to limitations under Cayman law and preferences that may apply to any shares of preferred stock that our Company may decide to issue in the future, holders of our Company’s share are entitled to receive ratably such dividends or other distributions, if any, as may be declared by the Board of our Company out of funds legally available therefor.

Liquidation Right: In the event of the liquidation, dissolution or winding up of our business, the holders of our Company’s share are entitled to share ratably in the assets available for distribution after the payment of all of the debts and other liabilities of our Company, subject to the prior rights of the holders of our Company’s preferred stock.

Other Matters: The holders of our Company’s share have no subscription, redemption or conversion privileges. Our Company’s share does not entitle its holders to preemptive rights. All of the outstanding shares of our Company’s share are fully paid and non-assessable. The rights, preferences and privileges of the holders of our Company’s share are subject to the rights of the holders of shares of any series of preferred stock which our Company may issue in the future.

NOTE－15 INCOME TAXES

The provision for income taxes consisted of the following:

	As of June 30,	As of December 31,
	2024	2024
	S$	S$
Income tax payable	-	-

	Six- month period ended December 31,
	2023	2024
	S$	S$
Income tax expense	-	-

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. Our Company’s subsidiaries mainly operate in Singapore that are subject to taxes in the jurisdictions in which they operate, as follows:

Cayman Islands

Our Company is an exempted Cayman Islands company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

BVI

Starry Grade is considered to be an exempted BVI Company and are presently not subject to income taxes or income tax filing requirements in the BVI or the United States.

Singapore

Premium Catering is operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

Our Company did not have any significant unrecognized uncertain tax positions. Our Company did not incur any interest and penalties related to potential underpaid income tax expenses for the six- month period ended December 31, 2023 and 2024 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2024 and December 31, 2024.

F-20

NOTE－16 RELATED PARTY TRANSACTIONS

In the ordinary course of business, during the six- month period ended December 31, 2023 and 2024, our Company was involved in certain transactions, either at cost or current market prices, and on the normal commercial terms with related parties. The following table provides the transactions with these parties for the period as presented (for the portion of such period that they were considered related):

	As of June 30,	As of December 31,
Nature of transactions	2024	2024
	S$	S$
		(unaudited)
Premium Rich Engineering Pte. Ltd.(1)
Amount due from you (non-trade)	-	30,283
Amount due to you (non-trade)	40,602	-
Advance paid from you (trade)	15,565	-

LRS-Premium Pte. Ltd. (2)
Amount due to you (non-trade)	813,724	1,215,169
Deposit paid	-	778,000

Hing Fatt Building & Material Pte. Ltd. (3)
Amount due from you (trade)	31,975	-
Amount due to you (non-trade)	-	19,980

Team General Construction Pte. Ltd. (4)
Amount due from you (trade)	39,502	-

	For the six-month period ended December 31,
Nature of transactions	2023	2024
	S$	S$
	(unaudited)	(unaudited)
Premium Rich Engineering Pte. Ltd.(1)
Sales during the period	117,679	96,758
Direct cost charged by you		47,931

LRS-Premium Pte. Ltd. (2)
Rental charged by you	574,998	574,998
Expense charged by you	172,168	256,371

Hing Fatt Building & Material Pte. Ltd. (3)
Sales during the period	27,186	27,851
Rental charged to you	1,350	-
Expense charged to you	90	10,842

Team General Construction Pte. Ltd. (4)
Sales during the period	58,910	52,501
Rental income charged to you	-	132,000

(1)	100% shares held by our Company’s Chief Executive Officer, Mr Gao
(2)	60% shares held by Mr Gao
(3)	100% shares held by Mr Gao
(4)	60% shares held by our Company’s Chief Executive Officer, Mr Gao via Premium Rich Engineering Pte. Ltd.

Apart from the transactions and balances detailed elsewhere in these accompanying financial statements, our Company has no other significant or material related party transactions during the years presented.

F-21

NOTE－17 CONCENTRATIONS OF RISK

Our Company is exposed to the following concentrations of risk:

(a)	Major customers

For the six-month period ended December 31, 2023, there was one single customer A who accounted approximately for 12% of our Company’s revenues.

For the six-month period ended December 31, 2024, there was one single customer A who accounted approximately for 11% of our Company’s revenues.

(b)	Major vendors

For the six-month period ended December 31, 2023, two vendors who accounted for 10% or more of our Company’s purchases.

For the six-month period ended December 31, 2024, one vendor who accounted for 17% or more of our Company’s purchases.

(c)	Credit risk

Financial instruments that potentially subject our Company to credit risk consist of cash equivalents and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. As of June 30, 2024 and December 31, 2024 bank and cash balances of S$34,237 and S$2,644,041 respectively was maintained at financial institutions in Singapore, of which these were subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, our Company determines, on a continuing basis, the probable losses and sets up an allowance for doubtful accounts based on the estimated realizable value.

Our Company has adopted a policy of only dealing with creditworthy counterparties. Our Company also considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

Our Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received,

As of June 30, 2024, there was S$97,784 and S$124,591 outstanding respectively from two single customers B and C whose account receivable balances of total amounts.

As of December 31, 2024, there was S$48,326 and S$86,584 outstanding respectively from two single customers A, B whose account receivable balances of total amounts.

(d)	Interest rate risk

As our Company has no significant interest-bearing assets, our Company’s income and operating cash flows are substantially independent of changes in market interest rates.

Our Company’s interest-rate risk arises from lease and bank borrowings Our Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of June 30, 2024 and December 31, 2024, the lease and four borrowings were at fixed interest rates with one borrowing was at variable rate.

F-22

(e)	Economic and political risk

Our Company’s major operations are conducted in Singapore. Accordingly, the political, economic, and legal environments in Singapore, as well as the general state of Singapore’s economy may influence our Company’s business, financial condition, and results of operations.

(f)	Liquidity risk

Liquidity risk is the risk that our Company will not be able to meet its financial obligations as they become due. Our Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

NOTE－18 COMMITMENTS AND CONTINGENCIES

Litigation — From time to time, our Company may be involved in various legal proceedings and claims in the ordinary course of business. Our Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of June 30, 2024 and December 31,2024, our Company has no material commitments or contingencies.

NOTE－19 SUBSEQUENT EVENTS

Except as disclosed above and elsewhere, our Company has evaluated all significant events that occurred subsequent to the consolidated balance sheet date and up to the approval of these consolidated financial statements, and conclude that there are no other significant events to report.

F-23